 Exhibit 99.1
INDIVIOR PLC (THE 'COMPANY') - DIRECTOR/PDMR SHAREHOLDINGS - CORRECTION

The following amendment has been made to the 'Director/PDMR Shareholding' announcement released on December 21, 2023 at 10:33 under RNS number: 6224X

In relation to the shares acquired by Graham Hetherington, the number of shares purchased, date of purchase and purchase price was incorrectly stated due to a post-trade adjustment. Details as follows:

1.            The amount of shares purchased has been changed from 1,743 to 1,807.

2.            The purchase price has changed from £11.8901 per share to £11.4700 per share.

3.            The purchase date has changed from December 20, 2023 to December 19, 2023.

As at the date of this announcement, Graham Hetherington has an interest in 20,296 shares in the Company.

All other details remain unchanged. The full amended text is shown below.

INDIVIOR PLC (THE 'COMPANY')

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMR') AND PERSONS CLOSELY ASSOCIATED WITH THEM

The Company announces that it received notification on January 23, 2024 that Graham Hetherington, a Non-Executive Director of the Company, acquired 1,807 shares at an average price of £11.47 per share on December 19, 2023.

Following this transaction, Graham Hetherington has an interest in 20,237 shares in the Company.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Graham Hetherington
2	Reason for the notification
a)	Position/status	Chair
b)	Initial notification /Amendment	Amendment
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Indivior PLC
b)	LEI	213800V3NCQTY7IED471
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.50 ISIN: GB00BN4HT335
b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£11.47	1,807
d)	Aggregated information - Aggregated volume - Price	1,807 £11.47
e)	Date of the transaction	December 19, 2023
f)	Place of the transaction	London Stock Exchange (XLON)